FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 6, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 6, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES 2008 THIRD QUARTER FINANCIAL RESULTS

Vancouver, British Columbia – November 6, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces its financial results for the three- and nine-month periods ended September 30, 2008. All financial results are in U.S. dollars unless otherwise stated.

Q3 2008 Summary

•

Revenue increased to $4.9 million from $3.8 million in Q3 2007

•

Gross margin was 48%, compared to 50% in Q3 2007

•

Net earnings increased to $0.7 million or $0.01 per share, from net earnings of $0.2 million, or $0.00 per share in Q3 2007

•

Won a $5.5 million U.S. Department of Defense satellite systems contract

•

Launched first product in vehicle mount satellite terminal family and received orders from the U.S. military and an Asian broadcasting network

•

Awarded $5.97 million repayable investment through the Canadian Government’s Strategic Aerospace and Defence Initiative (SADI)

•

Established an Italian subsidiary to pursue European maritime satellite systems opportunities

•

Entered into a strategic partnership with Navisystem Marine Electronics S.R.L.

•

Subsequent to quarter end, established a WiMAX business unit to pursue satellite-enabled WiMAX opportunities in Asia, Africa and South America

•

Subsequent to quarter end, realized $219,375 in proceeds resulting from the exercise of warrants granted  through the company’s Employee Share Purchase Plan

“Our performance in the quarter demonstrated a period of growth,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “We drove improvements in our top- and bottom-line, expanded our product portfolio with the launch of our first vehicle mount terminal, and laid the groundwork for our expansion into the broader European maritime satellite terminal market. With the investment we received through SADI, we can cost-efficiently conduct the R&D necessary to maintain our technology leadership and extend our reach into new geographic regions and market verticals.”

Dr. Chan continued: “Looking ahead, we expect our growth momentum to continue. While we recognize the challenges the current economic environment presents, we believe the sizable contract wins we have already announced, in combination with our healthy sales pipeline, will lead to further top-line growth. We expect Q4 to be our strongest quarter of the year from both a revenue and profitability standpoint.”

Financial Review

Revenue was $4.9 million for Q3 2008, up 29% from $3.8 million in Q3 2007. The year-over-year increase in total revenue is predominantly a result of growth in the company’s Satellite Systems business.  Revenue from the Satellite Systems segment was $2.6 million in Q3 2008, up from $1.4 million in
Q3 2007. Revenue from the company’s Microwave Products segment was $2.3 million in Q3 2008, relatively flat year-over-year compared to revenue of $2.4 million in Q3 2007. For the nine months ended September 30, 2008, Norsat’s overall revenue was $11.8 million, compared to $11.7 million for the comparable period in 2007.

Norsat’s overall gross margin for Q3 2008 was 48%, compared to 50% in Q3 2007. The slight decrease reflects a decline in gross margins for the company’s Microwave Products segment, which was offset, in part, by an increase in gross margins for the company’s Satellite Systems segment.  Gross margin for the Microwave Products segment was 37% in Q3 2008, compared to 49% in Q3 2007, as Norsat realized an atypical proportion of high-margin microwave product sales to the high-end commercial and government markets in Q3 2007. Gross margin for the Satellite Systems segment increased to 57% in Q3 2008, compared to 51% in Q3 2007, as Norsat generated an increase in the sale of higher margin services, such as implementation, training and maintenance. Overall gross margin for the nine months ended September 30, 2008, was 49%, compared to 54% for the nine months ended September 30, 2007.

Operating expenses for Q3 2008 were $1.6 million, compared to $1.5 million in Q3 2007. Operating expenses for the nine months ended September 30, 2008, were $5.1 million compared to $4.6 million for the nine months ended September 30, 2007. The increase was driven primarily by Norsat’s investment in personnel and corporate development activities to support its growth and accelerate its product development timeline.

For Q3 2008, net earnings were $0.7 million, or $0.01 per share, up from net earnings of
$0.2 million or $0.00 per share in Q3 2007. Net earnings for the nine months ended September 30, 2008, were $0.9 million, or $0.02 per share, compared to $1.2 million, or $0.02 per share for the comparable period in 2007.

Cash used in operating activities was $(0.4) million in Q3 2008, compared to $0.2 million for the same period last year. Cash used by operating activities for the nine months ended September 30, 2008, was $(1.2) million, compared to $0.8 million for the nine months ended September 30, 2007. At September 30, 2008, Norsat had cash of $0.4 million, compared to $0.7 million as at December 31, 2007. At September 30, 2008, Norsat’s working capital was $7.3 million, compared to $4.9 million at December 31, 2007.

As at September 30, 2008, total shares issued and outstanding were 53,702,105.

Subsequent Event

In October 2006, Norsat issued approximately 1.3 million warrants through a private placement which expired on October 26, 2008. Warrant holders exercised 487,500 of the warrants at a price of $0.45, adding total cash proceeds of $219,375 to the company’s balance sheet.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on November 6, 2008 at 11:30 p.m. Eastern Time. To access the conference call by telephone, dial 647-427-3420 or 1-888-300-0053. The conference call reference number is 71495504. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.  A replay of the conference call will be available at www.norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Eugene Syho

Kristen Dickson

Chief Financial Officer

The Equicom Group

Tel: 604-821-2838

Investor Relations

Email: esyho@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the quarter ended September 30, 2008, and the Management Discussion and Analysis for the quarter ended September 30, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.